SCHEDULE 13G

Amendment No.
Emcor Group Incorporated
Common Stock
Cusip # 29084Q100
Filing Fee: Yes


Cusip # 29084Q100
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	1,054,075
Item 6:	None
Item 7:	1,351,719
Item 8:	None
Item 9:	1,351,719
Item 11:	13.81%
Item 12:	HC




Cusip # 29084Q100
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,351,719
Item 8:	None
Item 9:	1,351,719
Item 11:	13.81%
Item 12:	IN



Cusip # 29084Q100
Item 1:	Reporting Person - Abigail P. Johnson - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,351,719
Item 8:	None
Item 9:	1,351,719
Item 11:	13.81%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Emcor Group Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		101 Merritt Seven Corporate Park
		Norwalk,   06851-1060

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		29084Q100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,351,719

	(b)	Percent of Class:
	13.81%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	1,054,075

	(ii)	shared power to vote or to direct the vote:

	(iii)	sole power to dispose or to direct the disposition of:
	1,351,719

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.


		Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Emcor Group incorporated.
The interest of one person, Fidelity Management Trust
Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, in the common stock of Emcor
Group Incorporated, amounted to 1,054,075 shares of 10.77% of the total outstanding common stock at December 31, 1995. The number of shares of common stock owned by Fidelity Management
Trust Company included 28,272 shares of common stock resulting from the assumed conversion of 28,272 shares of the Series X Warrants (1 share of common stock for each Series X
Warrant); 28,272 shares of common stock resulting from the assumed conversion of 28,272 shares of the Series Y Warrants
(1 share of common stock for each Series Y Warrant); and 11,780 shares of common stock resulting from the assumed conversion of 11,780 shares of the Series Z Warrants (1 share of common stock for each Series Z Warrant).

Item 7.	     Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on  by the Parent Holding
Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Emcor Group Incorporated at December 31, 1995 is true, complete and correct.



	February 27, 1996
Date


	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 297,644 shares or 3.04% of the common stock outstanding of Emcor Group Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Emcor Group Incorporated owned by the investment companies at December 31, 1995 included 148,822 shares of common stock resulting from the assumed conversion of 148,822 shares of the Series X Warrants (1 share of common stock for each Series X Warrant); and 148,822 shares of common stock resulting form the assumed conversion of 148,822 shares of the Series Y Warrants
(1 share of common stock for each Series Y Warrant).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 297,644 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,054,075 shares or 10.77% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Emcor Group Incorporated owned by the institutional account(s) at December 31, 1995 included 28,272 shares of common stock resulting from the assumed conversion of 28,272 shares of the Series X Warrants described above; 28,272 shares of common stock resulting from the assumed conversion of 28,272 shares of the Series Y Warrants described above; and 11,780 shares of common stock resulting from the assumed conversion of 11,780 shares of Series Z Warrants (1 share of common stock for each Series Z Warrant).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 1,054,075 shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholder's voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholder's voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 27, 1996, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Emcor Group Incorporated at December 31, 1995.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Management Trust Company
	By	/s/Frank V. Knox
Frank V. Knox
Vice President and Ethics and
Compliance Officer at FMR Co.
under Resolution of The
Board of Directors dated
July 19, 1995